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AeroCentury Corp.
Worldwide o Regional Aircraft o Leasing
2003 Annual Report

TO OUR STOCKHOLDERS


AeroCentury experienced a challenging year in 2003 primarily due to the default of our Haitian lessee in June. The good news is we were able to recover the aircraft before the entire country fell into disarray.

The airline industry appeared to be settling down in 2003. Progress was made in dealing with post-9/11 excess capacity. In general, airlines continued to reduce costs and restructure routes. This produced opportunities for several of the regional airlines as majors moved away from less profitable routes which were taken over by the more cost efficient regionals.

Despite the Haitian problem, our fleet utilization was 90% for the year. We continue to search for opportunities to enable the Company to grow and achieve profitability. Reaching these goals will be influenced by the following factors:

    o Regional market - we continue to focus on foreign carriers, primarily in Europe, Asia, and the West Indies. We believe these sectors will have a continued requirement for reliable, low-cost, short-haul aircraft such as those in the Company's portfolio.

    o Diversification - the portfolio consists of 21 aircraft, comprised of 7 different types, and 26 turboprop engines, on lease to customers in 12 countries worldwide. The risks associated with leasing regional aircraft will always remain. Careful consideration of aircraft type, customer and the customer's market is critical to managing those risks.

    o Management - maintaining our opportunistic and flexible style would be impossible without the dedication, experience and skill of our team. Our ability to meet the often disparate needs of our customer base remains critical to continued success.

    o Financing - interest rates remain close to historic lows. Our revolving credit facility is scheduled to mature in August 2004. Another successful renewal of this facility is essential to the Company's ability to thrive in the years ahead. In addition, we are always looking for new funding sources.

We will continue to focus on managing our portfolio with the goal of increasing fleet utilization, and we hope to add to the fleet as we service our customer base and judiciously incorporate new customers.

We appreciate your patience, interest and support.



Neal D. Crispin
President and Chairman of the Board

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements in this Annual Report other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any statements of plans and objectives for future operations and any statements of assumptions underlying any of the foregoing. Statements that include the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof, or other comparable terminology are forward-looking statements. Forward-looking statements include: (i) in the Letter to Stockholders, statements regarding the Company continuing to search for opportunities to enable it to grow and achieve profitability; the Company continuing to focus on foreign carriers; the Company's belief that several sectors of the worldwide regional market will have a continued requirement for reliable, low-cost, short-haul aircraft such as those in the Company's portfolio; the Company continuing to focus on managing its portfolio with the goal of increasing fleet utilization; (ii) in "Management's Discussion and Analysis," statements regarding the Company's intent to achieve its business objective by reinvesting cash flow and obtaining short-term and long-term debt and/or equity financing; (iii) in "Management's Discussion and Analysis - Liquidity and Capital Resources," statements regarding the Company's belief that it will continue to be in compliance with all covenants of its credit facility; the Company's belief that the Company will have adequate cash flow to meet its on-going operational needs, including required repayments under the credit facility; the Company's expectation regarding increased accounting fees in 2004; (iv) in "Management's Discussion and Analysis - Outlook," statements regarding the Company's anticipation that revenue will decrease unless the Company can complete acquisition of leased assets; the Company's belief that its DHC-7 aircraft will be relatively difficult to remarket; the Company's belief that it will have sufficient cash to fund any required repayments; the Company's expectation that a note from a Brazilian former lessee will be signed in the first half of this year; (v) in "Management's Discussion and Analysis - Factors that May Affect Future Results," statements regarding the Company's belief that it will have sufficient cash funds to make any payment that arises due to the remarketing of assets that are to come off lease in the near term; the Company's anticipated acquisition of primarily used aircraft; the opportunities available in overseas markets; and
(vi) in "Notes to Consolidated Financial Statements," statements regarding the Company's expectation regarding acquisition of four Fokker 50 aircraft to one of the Company's existing customers; the Company's expectation regarding the execution of a note from a former Brazilian lessee.

These forward-looking statements involve risks and uncertainties, and it is important to note that the Company's actual results could differ materially from those projected or assumed in such forward-looking statements. Among the factors that could cause actual results to differ materially are the factors detailed under the heading "Management's Discussion and Analysis or Plan of Operation -- Factors That May Affect Future Results," including general economic conditions, particularly those that affect the demand for regional aircraft and engines and the financial status of the Company's primary customers, regional passenger airlines; the Company's ability to obtain a new credit facility on reasonable business terms at or prior to the expiration of its current credit facility; lack of any further disruptions to the air travel industry similar to that which occurred on September 11, 2001; the success of the Company's remarketing efforts with respect to aircraft that are returned upon expiration or termination of leases; the Company's ability to remain in compliance with the terms of its credit facility agreement or, if necessary, negotiate extensions of waivers of such compliance; the financial performance of the Company's lessees and their compliance with rental, maintenance and return conditions under their respective leases; the availability of suitable aircraft acquisition transactions in the regional aircraft market; and future trends and results which cannot be predicted with certainty. The cautionary statements made in this Annual Report should be read as being applicable to all related forward-looking statements wherever they appear herein. All forward-looking statements and risk factors included in this document are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement or risk factor. You should consult the risk factors listed from time to time in the Company's filings with the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS
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AeroCentury Corp. ("AeroCentury"), a Delaware corporation, uses leveraged financing to acquire leased aircraft assets. Financial information for AeroCentury and its two wholly-owned subsidiaries, AeroCentury Investments LLC ("AeroCentury LLC") and AeroCentury Investments II LLC ("AeroCentury II LLC") (collectively, the "Company"), is presented on a consolidated basis. All intercompany balances and transactions have been eliminated in consolidation.

The business of the Company is managed by JetFleet Management Corp. ("JMC"), pursuant to a management agreement between the Company and JMC, which is an integrated aircraft management, marketing and financing business and a subsidiary of JetFleet Holding Corp. ("JHC"). Certain officers of the Company are also officers of JHC and JMC and hold significant ownership positions in both JHC and the Company.

The Company is engaged in the business of investing in used regional aircraft equipment leased to foreign and domestic regional air carriers. The Company's principal business objective is to increase stockholder value by acquiring aircraft assets and managing those assets in order to provide a return on investment through lease revenue and, eventually, sale proceeds. The Company intends to achieve its business objective by reinvesting cash flow and obtaining short-term and long-term debt and/or equity financing.

Critical Accounting Policies

In response to the Securities and Exchange Commission's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," the Company has identified the most critical accounting policies upon which its financial status depends. It determined the critical policies by considering those that involve the most complex or subjective decisions or assessments. The Company identified these policies to be those related to lease rental revenue recognition, depreciation policies, valuation of aircraft and maintenance reserves and accrued costs.

a.       Use of Estimates

In preparing its financial statements, as well as in evaluating future cash flow, the Company makes significant estimates, including the residual values of the aircraft, the useful lives of the aircraft, the amount and timing of cash flow associated with each aircraft that are used to evaluate impairment, if any, accrued maintenance costs in excess of amounts received from lessees, and amounts recorded as bad debt allowances. Actual results will likely vary from estimates.

Historically, the Company has realized at least its carrying value on the sale of any asset. However, in 2000, the Company recognized an impairment on two of its assets as a result of third party valuations.

With respect to estimated maintenance costs, the Company has found its accruals to be generally accurate, except as follows: (1) a circumstance in 2003 where a defaulted lessee failed to perform substantial maintenance required under the lease and (2) in 2001, the Company accrued an estimate related to compensation to be paid to the lessee of two aircraft, based on the maintenance-related return provisions of the leases. In the latter circumstance, the two aircraft were returned in 2002, at which time the final amount of compensation was determined. The Company reversed approximately $214,000 of its accrual, which represented the amount of the Company's estimate in excess of the final amount. The Company continually evaluates both short and long term maintenance expected to be required for each of its aircraft, including the estimated cost thereof, and compares it to the maintenance reserves established for each aircraft.

b.       Revenue Recognition

Revenue from leasing of aircraft assets is recognized as operating lease revenue on a straight-line basis over the terms of the applicable lease agreements. If the Company deems a portion of operating lease revenue as potentially uncollectible, the Company records an allowance for doubtful accounts.

c.       Depreciation Policies

The Company's interests in aircraft and aircraft engines are recorded at cost, which includes acquisition costs. Depreciation is computed using the straight-line method over the aircraft's estimated economic life (generally assumed to be twelve years from the date of acquisition), to an estimated residual value based on appraisal.

d.       Impairment of Long-lived Assets

The Company periodically reviews its portfolio of assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Such review necessitates estimates of current market values, residual values and component values. The estimates are based on currently available market data and third-party appraisals and are subject to fluctuation from time to time. The Company initiates its review periodically, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the expected future undiscounted cash flows (without interest charges) that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Significant management judgment is required in the forecasting of future operating results which are used in the preparation of projected undiscounted cash flows and should different conditions prevail, material write downs may occur.

e.       Maintenance Reserves and Accrued Costs

Maintenance costs under the Company's triple net leases are generally the responsibility of the lessees. Maintenance reserves and accrued costs in the accompanying balance sheet include refundable and non-refundable maintenance payments received from lessees. The Company periodically reviews maintenance reserves for each of its aircraft for adequacy in light of the number of hours flown, airworthiness directives issued by the manufacturer or government authority, and the return conditions specified in the lease, as well as the condition of the aircraft upon return or inspection. As a result of such review, if it is probable that the Company has incurred costs for maintenance in excess of amounts received from lessees, the Company accrues its share of costs for work to be performed.

Results of Operations

a.       Revenues

Operating lease revenue was approximately $73,000 higher in 2003 versus 2002, primarily because of lease revenue from aircraft purchased during the second half of 2002 and the re-lease of several aircraft which had been off-lease during a portion of 2002. These increases totaling approximately $1,865,000 more than offset a decrease in operating lease revenue of approximately $1,792,000 resulting from both lower average lease rates and aircraft off-lease during 2003. Other income was approximately $23,000 higher in 2003 versus 2002 because of note payments received from a former lessee on a fully reserved note.

b.       Expense items

Depreciation was approximately $509,000 higher in 2003 versus 2002, as a result of the purchase of two aircraft during the second half of 2002. Management fees, which are calculated on the net book value of the aircraft owned by the Company, were approximately $185,000 higher in 2003 versus 2002 for the same reason, the effect of which was partially offset by depreciation in 2003.

Maintenance expense was approximately $1,849,000 higher in 2003 compared to 2002, primarily because three aircraft, which had been returned early by a lessee declared in default of its payment obligations under two of its leases, had not been maintained in accordance with lease provisions.

Interest expense was approximately $28,000 lower in 2003 versus 2002 because of lower average interest rates during 2003, the effect of which was partially offset by a higher average principal balance.

Bad debt expense was approximately $900,000 in 2003 versus no such expense in 2002. During 2003, the Company recorded bad debt expense of approximately $650,000 for all rent and maintenance reserves owed by a lessee which defaulted on its payment obligations under leases for two aircraft. The Company also expensed $250,000 to establish an allowance related to amounts due from another lessee for rent and maintenance necessary to meet the return conditions under its lease.

Professional fees and general and administrative expenses were approximately $200,000 higher in 2003, versus 2002, primarily due to higher legal expense in connection with aircraft re-leased in late 2002 and in 2003, as well as higher accounting expense. The Company amortizes such legal fees over the re-lease term for each aircraft. Legal expense was also higher in 2003 due to fees which would have been amortized over the remaining lease terms of three aircraft, but which were written off in connection with the early return of the aircraft by the lessee, which had been declared in default.

Insurance expense was approximately $100,000 higher in 2003 versus 2002 primarily because of higher premium rates for both aircraft and directors and officers insurance.

The Company's effective tax rates in 2003 and 2002 were approximately 37% and 32%, respectively. The change in rate was primarily a result of the recognition of tax benefits relating to different state tax rates than had been accrued in prior years. Since the Company incurred a loss for the year ended December 31, 2003, the recognition of the tax benefits related to reduced state tax rates increased the Company's tax benefit from the loss and its effective tax rate. In contrast, the Company had income for the year ended December 31, 2002, so that the recognition of tax benefits related to the reduced state tax rates decreased the Company's effective tax rate.

Liquidity and Capital Resources

The Company is currently financing its assets primarily through credit facility borrowings, special purpose financing and excess cash flow.

a.       Credit facility

The Company's credit facility, originally set to expire on June 28, 2003, bore interest through March 30, 2002, at the Company's option, at either (i) prime or
(ii) LIBOR plus a margin of 200 to 250 basis points depending on certain financial ratios. On March 7, 2002, the Company and its lenders agreed to modify certain financial covenants contained in the loan agreement for the facility in order to enable the Company to continue to take advantage of business opportunities in the current industry environment of increased market demand for shorter-term leases. The changes, originally in effect through December 31, 2002, were extended through February 28, 2003. In return for granting such changes, the Company's lenders increased the margin on the interest rates chosen by the Company from a floating margin to a fixed margin of 275 basis points, effective March 31, 2002. On March 1, 2003, the margin returned to its original floating rate.

In June 2003, the Company reached an agreement with its lenders to accommodate the departure of one of the participating lenders that had decided it no longer wished to participate in aviation finance, and to extend the maturity date of its credit facility from June 28, 2003 until August 28, 2003. The Company made a repayment of $800,000 to reduce total outstanding indebtedness to $39,905,000, which was allocated between the two remaining participants. The credit limit was reduced from $50 million to $40 million for the remaining term. At the same time, the Company reached agreement with its lenders to amend its credit agreement to make certain revisions to the financial covenants relating to net worth and debt coverage ratios and age of aircraft collateral. The amendment also provided for a fixed interest rate margin of 275 basis points.

In August 2003, the Company reached agreement with its lenders to further extend the maturity date of its credit facility from August 28, 2003 to August 31, 2004 and to make additional revisions relating to a requirement for positive quarterly earnings, bank approval of new leases and a net worth ratio. In addition, the facility was changed to bear interest, at the Company's option, at either (i) prime plus a margin of 50 to 150 basis points or (ii) LIBOR plus a margin of 275 to 375 basis points. Both the prime and LIBOR margins are determined by certain financial ratios.

In January 2004, a new bank was added to the Company's credit facility participant group. The new participant has agreed to finance $10 million and, therefore, the Company's credit facility limit has been returned to $50 million, of which the Company has available approximately $12 million, but which is subject to collateral restrictions.

In accordance with the agreement for the credit facility, the Company must maintain compliance with certain financial covenants. As a result of the substantial net loss incurred during the second quarter of 2003, the Company was out of compliance with a financial ratio covenant on June 30, 2003. The Company obtained a waiver from its banks regarding that covenant. As of December 31, 2003, the Company was in compliance with all covenants, $39,155,000 was outstanding under the credit facility, and interest of $153,830 was accrued. Based on its current projections, the Company believes it will continue to be in compliance with all covenants of its credit facility. See "Factors That May Affect Future Results - 'Credit Facility Obligations' and 'Risks of Debt Financing'," below.

The Company's interest expense in connection with the credit facility generally moves up or down with the prevailing interest rates, as the Company has not entered into any interest rate hedge transactions for the credit facility indebtedness. Because aircraft owners seeking financing generally can obtain financing through either leasing transactions or traditional secured debt financings, prevailing interest rates are a significant factor in determining market lease rates, and market lease rates generally move up or down with prevailing interest rates, assuming supply and demand of the desired equipment remain constant. However, because lease rates for the Company's assets typically are fixed under existing leases, the Company normally does not experience any positive or negative impact in revenue from changes in market lease rates due to interest rate changes until existing leases have terminated.

b.       Special purpose financing

In November 1999, AeroCentury LLC acquired two aircraft using cash and bank financing separate from its credit facility. During 2002, the Company used funds from its credit facility to repay the outstanding bank financing related to both aircraft.

A similar financing for the acquisition of a deHavilland DHC-8 aircraft using a wholly owned subsidiary LLC, AeroCentury Investments II LLC, was executed in September 2000. This financing involved a note in the amount of $3,575,000, due April 18, 2003, which bore fixed interest at 8.36% through maturity. The note was collateralized by the deHavilland DHC-8 aircraft and was non-recourse to the Company. Payments due under the note consisted of monthly principal and interest and a balloon principal payment due on the maturity date. The Company and the lessee agreed to a short-term extension of the lease through November 15, 2003, with periodic options to terminate it. At the same time, the lender agreed to extend the financing through March 19, 2006, pending the extension of the lease, with borrower prepayment options at June 30, 2003 and November 30, 2003. During the third quarter of 2003, the Company and the lessee agreed to extend the lease through April 15, 2006, and the lender extended the financing. During the term of the extension, payments due under the note consist of monthly principal and interest at the rate of one-month LIBOR plus 3%, with a balloon payment at maturity. The financing also provides for a six month remarketing period at the expiration or earlier termination of the lease. Payments due on the financing are reduced during this remarketing period and the balloon principal payment is due at the end of the six month period. The balance of the note payable at December 31, 2003 was $2,180,600 and interest of $3,770 was accrued. As of December 31, 2003, the Company was in compliance with all covenants of this loan agreement.

The availability of special purpose financing in the future will depend on several factors including (1) the availability of funds to be used for the equity portion of the financing, (2) the type of asset being financed and (3) the creditworthiness of the underlying lessee. The availability of funds for the equity portion of the financing will be dependent on the Company's cash flow, as discussed in "Cash Flow," below.

c.       Cash flow

The Company's primary source of revenue is lease rentals of its aircraft assets. It is the Company's policy to monitor each lessee's needs in periods before leases are due to expire. If it appears that a customer will not be renewing its lease, the Company immediately initiates marketing efforts to locate a potential new lessee or purchaser for the aircraft. The goal of this procedure is to reduce the time that an asset will be "off-lease." The Company's aircraft are subject to leases with varying expiration dates through October 2007.

Management believes that the Company will have adequate cash flow to meet its on-going operational needs, including required repayments under its credit facility, based upon (i) its estimates of future revenues and expenditures and
(ii) the expectation that the credit facility will be renewed on or before expiration. The Company's expectations concerning such cash flows are based on existing lease terms and rents, as well as numerous estimates, including (1) rents on assets to be re-leased, (2) sale proceeds of certain assets currently under lease, (3) the cost and anticipated timing of maintenance to be performed and (4) acquisition of additional aircraft and the lease thereof at favorable lease terms. While the Company believes that the assumptions it has made in forecasting its cash flow are reasonable in light of experience, actual results could deviate from such assumptions. Among the more significant external factors outside the Company's control that could have an impact on the accuracy of cash flow assumptions are (i) lessee non-performance or non-compliance with lease obligations (which may affect credit line collateral limitations as well as revenue and expenses) and (ii) an unexpected deterioration of demand for aircraft equipment beyond what the Company has assumed.

(i)      Operating activities

The Company's cash flow from operations for the year ended December 31, 2003 versus 2002 decreased by approximately $103,000. The change in cash flow is a result of changes in several cash flow items during the year, including principally the following:

         Lease rents, maintenance reserves and security deposits

Lease rental collections were approximately $780,000 higher in 2003 than in 2002, reflecting both increased lease revenue resulting from aircraft purchased during 2002 and the re-lease of several aircraft that had been off lease, offset by lower average lease rates and different aircraft off lease in 2003. Cash flow also reflects the collection of amounts outstanding at the end of 2002, as reflected in the lower receivables at the end of 2003 as compared to 2002. It is expected that rental rates on aircraft to be re-leased will continue to decline, so that, absent additional acquisitions by the Company, lease rentals can be expected to decline over the long term.

Additionally, payments received from lessees for maintenance reserves increased by approximately $1,780,000 in 2003 versus 2002, reflecting principally an increase in aircraft that are owned and on lease by the Company.

These increased cash flows were offset by a reduction in security deposits held by the Company, resulting in a reduced cash flow of approximately $1,360,000, as a result of the refund of security deposits at lease end or the application of deposits to amounts owed by lessees in 2003.

         Expenditures for maintenance

Expenditures for maintenance were approximately $70,000 more in 2003 than in 2002. A substantial portion of the costs accrued during 2003 in connection with the return of three aircraft from a lessee declared in default of its obligations are to be paid during 2004; as such, it is likely that expenditures for maintenance will be at least as high in 2004 as in 2003.

         Expenditures for interest

Expenditures for interest expense increased by approximately $320,000 for 2003 versus 2002. Although interest rates declined generally from 2002 to 2003, the increased payment was a result of the Company having higher accrued interest at the end of 2002 versus 2003, which amount was paid during 2003. Interest expenditures in future periods will be a product of prevailing interest rates and the outstanding principal balance on financings, which may be influenced by future acquisitions and/or required repayments resulting from changes in the collateral base.

         Management fees

Expenditures for management fees, which are calculated on the net book value of the aircraft owned by the Company, were approximately $210,000 higher in 2003 than in 2002, as a result of additional aircraft purchased in 2002, which effect was partially offset by depreciation in 2003.

         Professional fees and general and administrative

Expenditures for professional fees were approximately $200,000 higher during 2003 as compared to 2002, principally as a result of higher legal expense related to aircraft re-leased in late 2002 and 2003, as well as higher accounting expense. It is expected that accounting fees will be higher in 2004 than in 2003.

         Income taxes

Current income tax payments increased by approximately $120,000, as a result of increased taxable income, largely resulting from additional lease revenue during 2003 as compared to 2002 as a result of the acquisition of additional aircraft during 2002 and of off-lease aircraft being re-leased. This was partially offset by reduced lease revenue from aircraft coming off lease and from increased depreciation deductions on aircraft acquired in 2002, as well as related expenses (such as the management fee).

(ii)     Investing activities

The decrease in cash flow used for investing activities from 2002 to 2003 was primarily because there were no aircraft acquisitions during 2003 compared to two acquisitions in 2002.

(iii)    Financing activities

The decrease in cash flow provided by financing activities from year to year was primarily because, although the Company repaid a portion of its notes payable in both years, the Company did not borrow on its revolving credit facility during 2003 as it did in 2002 for several acquisitions and refinancings.

Outlook

The default by a lessee of three aircraft combined with the weak credit position of a Brazilian lessee significantly affected the Company's results for 2003. The Company continues to monitor the financial condition of its lessees in order to minimize the likelihood of similar events with other lessees. In particular, the Company is currently monitoring both the financial position as well as the operations of a startup airline which leases two of its aircraft. In addition, if the aircraft industry weakens further, this may affect the performance of lessees that currently appear creditworthy. See "Factors that May Affect Future Results - General Economic Conditions," below.

The lease rates for the Company's aircraft continue to be depressed due to the weakened financial condition of the airline industry, and the Company does not foresee a recovery in lease rates in the short term. Therefore, as older leases expire and are replaced by renewals or re-leases to new customers at current market rates, it is likely that average lease revenues will decline further. In the near term, the Company anticipates that revenue will decrease unless the Company can complete acquisitions of leased assets.

The Company continues to review its asset valuations in light of the worldwide economic downturn. Although the Company did not make any valuation adjustments during 2002 or 2003, any future adjustments, if necessary, would negatively affect the Company's financial results and the collateral available for the Company's credit facility. In addition, the Company's periodic review of the adequacy of its maintenance reserves, as well as routine and manufacturer-required maintenance for any off-lease aircraft, may result in changes to estimated maintenance expense, further reducing earnings.

Maintenance on one of the three aircraft which were returned early by a defaulted lessee was completed and the aircraft was delivered to a new lessee in the first quarter of 2004. Maintenance on the other two assets, both of which are DHC-7 aircraft, has begun and is expected to be complete in the first and second quarters of 2004. The Company believes that the aircraft, once ready, will be relatively difficult to remarket based on prior experience with this type of aircraft. Therefore, the Company anticipates that a substantial amount of time may pass before these DHC-7 aircraft return to revenue-generating status. See "Factors that May Affect Future Results - Remarketing of Repossessed Dash 7 Aircraft," below.

As a result of depreciation and collateral restrictions of aircraft leases set to expire in 2004, the Company may be required to make principal repayments under its credit facility. A focus of the Company, therefore, will be on re-leasing aircraft that come off lease. Management believes that the Company will have sufficient cash to fund any required repayments.

The former Brazilian lessee of a Fokker 50 aircraft has agreed to deliver a note, with a principal amount equal to the rent and maintenance in excess of the security deposit held by the Company. The required maintenance has been performed and the Company has determined that the amount of the note will be approximately $600,000. The Company has recorded a $250,000 allowance against the estimated amount receivable and believes this allowance is adequate to cover any shortfall in payment under the note. The Company expects that the note will be signed in the first half of 2004.

Factors that May Affect Future Results

Term of Credit Facility. As discussed in "Outlook" above, the term of the credit facility was extended for one year, until August 31, 2004. The Company's longer term viability will depend upon its ability to continue renewing the revolving credit facility at its expiration with the existing or replacement lenders, or to refinance the revolving credit facility using equity or alternative debt financing. There is no assurance that the Company will be able to achieve either alternative prior to the currently scheduled expiration of the credit line on August 31, 2004.

If the Company is not able to renew the credit facility for the full outstanding amount, and cannot find suitable alternative financing, it may be required to make a principal repayment of the outstanding balance, or that portion of the balance for which replacement financing is not obtained. The Company does not have sufficient cash reserves to make a repayment of a significant portion of the outstanding credit facility indebtedness and would be forced to sell assets in order to raise funds to make such repayment. Such sales would likely not be on favorable terms to the Company as the full market value of the assets sold may not be realized by the Company in order to expedite the consummation of the sales.

Even if the Company is able to successfully sell a portion of its assets and use the proceeds to repay the credit line facility, if a renewed or replacement facility is not obtained, the Company's future ability to acquire assets would be significantly impaired, as the credit facility is the Company's primary means of financing acquisitions and no other sources of acquisition financing are immediately available. Thus the renewal or replacement of the Company's credit line facility in an amount equal or greater than the current $50 million limit will be critical to the Company's asset and revenue growth.

Remarketing of Repossessed Dash 7 Aircraft. In 2003, the Company repossessed two deHavilland DHC-7 aircraft from a Haitian lessee. These two aircraft are special purpose aircraft with short take-off and landing abilities, which make them attractive to specific niche operators. Because they have four engines, however, they are relatively more expensive to operate than two- engine 50-passenger turboprop aircraft and, therefore, unattractive to operators who do not require the aircraft's special characteristics. Thus, it has been the Company's experience that the remarketing period for DHC-7 aircraft may be significantly longer than for other similar turboprop aircraft. Consequently, a significant amount of time may pass before the DHC-7 aircraft begin to generate cash flow and contribute to earnings for the Company either through a re-lease or sale of the aircraft.

Credit Facility Obligations. The Company is obligated to make repayment of principal under the credit facility in order to maintain certain debt ratios with respect to its assets in the collateral pool. Assets that come off lease and remain off-lease for a period of time are removed from the collateral pool. The Company believes it will have sufficient cash funds to make any payment that arises due to the remarketing of assets that are to come off lease in the near term. The Company's belief is based on certain assumptions regarding renewal of existing leases, a lack of extraordinary interest rate increases, no lessee defaults or bankruptcies, and certain other matters that the Company deems reasonable in light of its experience in the industry. There can be no assurance that the Company's assumptions will turn out to be correct. If the assumptions do not prove to be true (for example, if an asset in the collateral base unexpectedly goes off-lease for an extended period of time) and the Company has not obtained an applicable waiver or amendment of applicable covenants from its lenders to deal with the situation, the Company may have to sell a significant portion of its portfolio in order to maintain compliance with covenants or face default on its credit facility.

Risks of Debt Financing. The Company's use of acquisition financing under its credit facility and its special purpose financings subject the Company to increased risks of leveraging. If, due to a lessee default, the Company is unable to repay the debt secured by the aircraft acquired, then the Company could lose title to the acquired aircraft in a foreclosure proceeding. With respect to the credit facility, the loans are secured by the Company's existing assets as well as the assets acquired with each financing. In addition to payment obligations, the credit facility also requires the Company to comply with certain financial covenants, including a requirement of positive quarterly earnings, interest coverage and net worth ratios. Any default under the credit facility, if not waived by the lenders, could result in foreclosure upon not only the asset acquired using such financing, but also the existing assets of the Company securing the loan.

General Economic Conditions. The Company's business is dependent upon general economic conditions and the strength of the travel and transportation industry. The industry is experiencing a cyclical downturn which began in mid-2001. This downturn was exacerbated by the terrorist attacks of September 11, 2001 and a reduction in airline passenger loads caused by Severe Acute Respiratory Syndrome ("SARS"). As a result, there continues to be an overall severe reduction in air travel and less demand for aircraft capacity by the major air carriers. The duration of the downturn is uncertain.

The Company's lessees and targeted potential lessees have been primarily outside the U.S. If these lessees experience financial difficulties, this could, in turn, affect the Company's financial performance. It appears that the downturn has had an impact on some non-U.S. regional carriers, but it remains to be seen how widespread the impact will be and how severely such carriers will be affected. It is possible that in certain instances, current economic circumstances may favor the Company, in that planned aircraft replacements for the Company's leased aircraft by its lessees may be cancelled or postponed, resulting in greater likelihood of renewals by existing lessees. Further, demand for more economically operated turboprop aircraft, which make up the Company's portfolio, relative to the more expensive new regional jets, may increase (see "Leasing Risks" below). However, there can be no assurance that the Company will realize any increase in renewals of existing leases or experience an increase in demand for turboprop aircraft.

Since regional carriers are generally not as well-capitalized as major air carriers, the downturn may result in the increased possibility of an economic failure of one or more of the Company's lessees. The combined effect of decreased air travel, further weakening of the industry as a result of subsequent threats of attacks similar to the September 11 events, an increase in the price of jet fuel and increased costs and reduced operations by air carriers due to new security directives, depending on their scope and duration, could have a material adverse impact on the Company's lessees and thus the Company's results.

At this time, in response to lower passenger loads, many carriers have reduced capacity, and as a result there has been a reduced demand for aircraft and a corresponding decrease in market lease rental rates. This reduced market value for aircraft could affect the Company's results if the market value of an asset or assets in the Company's aircraft portfolio falls below book value, and the Company determines that a write-down of the value on the Company's book is appropriate. Furthermore, as older leases expire and are replaced by lease renewals or re-leases at current depressed rates, the lease revenue of the Company on its existing portfolio is likely to decline, with the magnitude of the decline dependent on the length of the downturn and the depth of the decline in market rents.

All of the Company's current credit facility indebtedness carries a floating interest rate based upon either the lender's prime rate or a floating LIBOR rate. Interest rates are currently at historically low levels and this has partially offset the effect of falling market lease rates. However, if interest rates rise, and lease rates do not increase at the same time, the Company would experience lower net revenues. If the interest rate increase were great enough, the Company may not be able to cover its interest expense with lease revenue.

Leasing Risks. The Company's successful negotiation of lease extensions, re-leases and sales may be critical to its ability to achieve its financial objectives, and involves a number of risks. Demand for lease or purchase of the assets depends on the economic condition of the airline industry which is, in turn, sensitive to general economic conditions. The ability to remarket equipment at acceptable rates may depend on the demand and market values at the time of remarketing. The Company anticipates that the bulk of the equipment it acquires will be used aircraft equipment. The market for used aircraft is cyclical, and generally reflects economic conditions and the strength of the travel and transportation industry. The demand for and value of many types of used aircraft in the recent past has been depressed by such factors as airline financial difficulties, increased fuel costs, the number of new aircraft on order and the number of aircraft coming off-lease. The Company's expected concentration in a limited number of airframe and aircraft engine types (generally, turboprop equipment) subjects the Company to economic risks if those airframe or engine types should decline in value. If "regional jets" were to be used on short routes previously served by turboprops, even though regional jets are more expensive to operate than turboprops, the demand for turboprops could lessen. This could result in lower lease rates and values for the Company's existing turboprop aircraft.

Lessee Credit Risk. If a customer defaults upon its lease obligations, the Company may be limited in its ability to enforce remedies. Most of the Company's lessees are small regional passenger airlines, which may be even more sensitive to airline industry market conditions than the major airlines. As a result, the Company's inability to collect rent under a lease or to repossess equipment in the event of a default by a lessee could have a material adverse effect on the Company's revenue. If a lessee that is a certified U.S. airline is in default under the lease and seeks protection under Chapter 11 of the United States Bankruptcy Code, Section 1110 of the Bankruptcy Code would automatically prevent the Company from exercising any remedies for a period of 60 days. After the 60-day period has passed, the lessee must agree to perform the obligations and cure any defaults, or the Company will have the right to repossess the equipment. This procedure under the Bankruptcy Code has been subject to significant recent litigation, however, and it is possible that the Company's enforcement rights may be further adversely affected by a declaration of bankruptcy by a defaulting lessee.

Risks Related to Regional Air Carriers. Because the Company has concentrated its existing leases and intends to concentrate on future leases to regional air carriers, it is subject to certain risks. Some of the lessees in the regional air carrier market are companies that are start-up, low capital, low margin operations. Often, the success of such carriers is dependent upon arrangements with major trunk carriers, which may be subject to termination or cancellation by such major carrier. These types of lessees result in a generally higher lease rate on aircraft, but may entail higher risk of default or lessee bankruptcy. The Company evaluates the credit risk of each lessee carefully, and attempts to obtain a third party guaranty, letters of credit or other credit enhancements, if it deems them necessary. There is no assurance, however, that such enhancements will be available or that if obtained they will fully protect the Company from losses resulting from a lessee default or bankruptcy. Also, a significant area of growth of this market is in areas outside of the United States, where collection and enforcement are often more difficult and complicated than in the United States.

Reliance on JMC. All management of the Company is performed by JMC under a management agreement which is in the seventh year of a 20-year term and provides for an asset-based management fee. JMC is not a fiduciary to the Company or its stockholders. The Company's Board of Directors has ultimate control and supervisory responsibility over all aspects of the Company and owes fiduciary duties to the Company and its stockholders. While JMC may not owe any fiduciary duties to the Company by virtue of the management agreement, the officers of JMC are also officers of the Company, and in that capacity owe fiduciary duties to the Company and the stockholders by virtue of holding such offices with the Company. In addition, certain officers of the Company hold significant ownership positions in JHC and the Company.

The JMC management agreement may be terminated if JMC defaults on its obligations to the Company. However, the agreement provides for liquidated damages in the event of its wrongful termination by the Company. All of the officers of JMC are also officers of the Company, and certain directors of the Company are also directors of JMC. Consequently, the directors and officers of JMC may have a conflict of interest in the event of a dispute between the Company and JMC. Although the Company has taken steps to prevent conflicts of interest arising from such dual roles, such conflicts may still occur.

JMC has acted as management company for two other aircraft portfolio owners, JetFleet III, which raised approximately $13,000,000 from investors, and AeroCentury IV, Inc. ("AeroCentury IV"), which raised approximately $5,000,000 from investors.

In the first quarter of 2002, AeroCentury IV defaulted on certain obligations to noteholders. In June 2002, the indenture trustee for AeroCentury IV's noteholders repossessed AeroCentury IV's assets and took over management of AeroCentury IV's remaining assets. JetFleet III anticipates that it will default on its Bond obligation of $11,076,350 on the April 30, 2004 maturity date. JetFleet III has disclosed that it is currently seeking purchasers for its aircraft, and anticipates that the indenture trustee for JetFleet III bondholders will repossess JetFleet III's unsold assets immediately after the maturity date.

Ownership Risks. Most of the Company's portfolio is leased under operating leases, where the terms of the leases are less than the entire anticipated useful life of an asset. The Company's ability to recover its purchase investment in an asset subject to an operating lease is dependent upon the Company's ability to profitably re-lease or sell the asset after the expiration of the initial lease term. Some of the factors that have an impact on the Company's ability to re-lease or sell include worldwide economic conditions, general aircraft market conditions, regulatory changes that may make an asset's use more expensive or preclude use unless the asset is modified, changes in the supply or cost of aircraft equipment and technological developments which cause the asset to become obsolete. In addition, a successful investment in an asset subject to an operating lease depends in part upon having the asset returned by the lessee in serviceable condition as required under the lease. If the Company is unable to remarket its aircraft equipment on favorable terms when the operating leases for such equipment expire, the Company's business, financial condition, cash flow, ability to service debt and results of operations could be adversely affected.

Furthermore, during the ownership of an asset, an asset impairment charge against the Company's earnings may result from the occurrence of unexpected adverse changes that impact the Company's estimates of expected cash flows generated from such asset. The Company periodically reviews long-term assets for impairments, in particular, when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset is not recoverable and exceeds its fair value. The Company may be required to recognize asset impairment charges in the future as a result of the continued weak economic environment, challenging market conditions in the airline industry or events related to particular lessees, assets or asset types.

International Risks. The Company has focused on leases in overseas markets, which the Company believes present opportunities. Leases with foreign lessees, however, may present somewhat different credit risks than those with domestic lessees.

Foreign laws, regulations and judicial procedures may be more or less protective of lessor rights than those which apply in the United States. The Company could experience collection or repossession problems related to the enforcement of its lease agreements under foreign local laws and the remedies in foreign jurisdictions. The protections potentially offered by Section 1110 of the Bankruptcy Code do not apply to non-U.S. carriers, and applicable local law may not offer similar protections. Certain countries do not have a central registration or recording system with which to locally establish the Company's interest in equipment and related leases. This could make it more difficult for the Company to recover an aircraft in the event of a default by a foreign lessee.

A lease with a foreign lessee is subject to risks related to the economy of the country or region in which such lessee is located, which may be weaker than the U.S. economy. On the other hand, a foreign economy may remain strong even though the U.S. economy does not. A foreign economic downturn may impact a foreign lessee's ability to make lease payments, even though the U.S. and other economies remain stable. Furthermore, foreign lessees are subject to risks related to currency conversion fluctuations. Although the Company's current leases are all payable in U.S. dollars, the Company may agree in the future to leases that permit payment in foreign currency, which would subject such lease revenue to monetary risk due to currency fluctuations. Even with U.S. dollar-denominated lease payment provisions, the Company could still be affected by a devaluation of the lessee's local currency that would make it more difficult for a lessee to meet its U.S. dollar-denominated lease payments, increasing the risk of default of that lessee, particularly if its revenue is primarily derived in the local currency.

Government Regulation. There are a number of areas in which government regulation may result in costs to the Company. These include aircraft registration, safety requirements, required equipment modifications, and aircraft noise requirements. Although it is contemplated that the burden and cost of complying with such requirements will fall primarily upon lessees of equipment, there can be no assurance that the cost will not fall on the Company. Furthermore, future government regulations could cause the value of any non-complying equipment owned by the Company to decline substantially.

Competition. The aircraft leasing industry is highly competitive. The Company competes with aircraft manufacturers, distributors, airlines and other operators, equipment managers, leasing companies, equipment leasing programs, financial institutions and other parties engaged in leasing, managing or remarketing aircraft, many of which have significantly greater financial resources and more experience than the Company. However, the Company believes that it is competitive because of JMC's experience and operational efficiency in identifying and obtaining financing for the transaction types desired by regional air carriers. This market segment, which is characterized by transaction sizes of less than $10 million and lessee credits that may be strong, but are generally unrated, is not well served by the Company's larger competitors in the aircraft industry. JMC has developed a reputation as a global participant in this segment of the market, and the Company believes that JMC's reputation will benefit the Company. There is, however, no assurance that the lack of significant competition from the larger aircraft leasing companies will continue or that the reputation of JMC will continue to be strong in this market segment.

Casualties, Insurance Coverage. The Company, as owner of transportation equipment, may be named in a suit claiming damages for injuries or damage to property caused by its assets. As a triple net lessor, the Company is generally protected against such claims, since the lessee would be responsible for, insure against and indemnify the Company for, such claims. Further, some protection may be provided by the United States Aviation Act with respect to the Company's aircraft assets. It is, however, not clear to what extent such statutory protection would be available to the Company, and the United States Aviation Act may not apply to aircraft operated in foreign countries. Also, although the Company's leases generally require a lessee to insure against likely risks, there may be certain cases where the loss is not entirely covered by the lessee or its insurance. Though this is a remote possibility, an uninsured loss with respect to the equipment, or an insured loss for which insurance proceeds are inadequate, would result in a possible loss of invested capital in and any profits anticipated from, such equipment, as well as a potential claim directly against the Company.

Possible Volatility of Stock Price. The market price of the Company's common stock could be subject to fluctuations in response to the Company's operating results, changes in general conditions in the economy, the financial markets, the airline industry, changes in accounting principles or tax laws applicable to the Company or its lessees, or other developments affecting the Company, its customers or its competitors, some of which may be unrelated to the Company's performance. Also, because the Company has a relatively small capitalization of approximately 1.5 million shares, there is a correspondingly limited amount of trading of the Company's shares. Consequently, a single or small number of trades could result in a market fluctuation not related to any business or financial development concerning the Company.

CONSOLIDATED BALANCE SHEET


                                                                                                 December 31,
                                                                                                        2003
--------------------------------------------------------------------------------------------------------------



                                     ASSETS




Assets:
     Cash and cash equivalents                                                                $      9,448,630
     Accounts receivable, net of allowance for doubtful accounts of $250,000                         1,359,700
     Aircraft and aircraft engines on operating leases,
        net of accumulated depreciation of $21,631,290                                              62,151,420
     Prepaid expenses and other                                                                        699,460
                                                                                              ----------------

Total assets                                                                                  $     73,659,210
                                                                                              ================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
     Accounts payable and accrued expenses                                                    $        484,390
     Notes payable and accrued interest                                                             41,493,200
     Maintenance reserves and accrued costs                                                          8,736,050
     Security deposits                                                                               1,431,550
     Prepaid rent                                                                                      198,760
     Deferred taxes                                                                                  2,784,450
                                                                                              ----------------

Total liabilities                                                                                   55,128,400
                                                                                              ----------------

Stockholders' equity:
     Preferred stock, $.001 par value, 2,000,000 shares
        authorized, no shares issued and outstanding                                                         -
     Common stock, $.001 par value, 3,000,000 shares
        authorized, 1,606,557 shares issued and outstanding                                              1,610
     Paid in capital                                                                                13,821,200
     Retained earnings                                                                               5,212,070
                                                                                              ----------------
                                                                                                    19,034,880
     Treasury stock at cost, 63,300 shares                                                           (504,070)
                                                                                              ----------------

Total stockholders' equity                                                                          18,530,810
                                                                                              ----------------

Total liabilities and stockholders' equity                                                    $    73,659,210
                                                                                              ================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                For the Years Ended December 31,
                                                                                   2003                 2002
-------------------------------------------------------------------------------------------------------------------




REVENUES:

     Operating lease revenue                                                    $     8,764,040    $      8,691,440
     Other income                                                                       145,470             122,590
                                                                                ---------------    ----------------

                                                                                      8,909,510           8,814,030
                                                                                ---------------    ----------------
EXPENSES:

     Depreciation                                                                     3,360,600           2,851,860
     Maintenance                                                                      2,091,200             242,060
     Interest                                                                         1,940,920           1,969,160
     Management fees                                                                  1,909,850           1,725,330
     Bad debt expense                                                                   899,910                   -
     Professional fees and general and administrative                                   572,750             372,660
     Insurance                                                                          269,950             170,250
                                                                                ---------------    ----------------

                                                                                     11,045,180           7,331,320
                                                                                ---------------    ----------------

(Loss)/income before taxes                                                          (2,135,670)           1,482,710

Tax (benefit)/provision                                                               (795,370)             473,220
                                                                                ---------------    ----------------

Net (loss)/income                                                               $   (1,340,300)    $      1,009,490
                                                                                ===============    ================

Weighted average common shares outstanding                                            1,543,257           1,543,257
                                                                                ===============    ================

Basic (loss)/earnings per share                                                 $        (0.87)    $           0.65
                                                                                ===============    ================


The accompanying notes are an integral part of these statements.





CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                            Common              Paid-in         Retained         Treasury
                             Stock              Capital         Earnings         Stock                Total
--------------------------------------------------------------------------------------------------------------


Balance,
  December 31, 2001        $       1,610    $   13,821,200    $   5,542,880     $   (504,070)    $  18,861,620

Net income                             -                 -        1,009,490                 -        1,009,490
                           -------------    --------------    -------------     -------------    -------------

Balance,
  December 31, 2002                1,610        13,821,200        6,552,370         (504,070)       19,871,110

Net loss                               -                 -      (1,340,300)                 -      (1,340,300)
                           -------------    --------------    -------------     -------------    -------------

Balance,
  December 31, 2003        $       1,610    $   13,821,200    $   5,212,070     $   (504,070)    $  18,530,810
                           =============    ==============    =============     =============    =============


The accompanying notes are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                For the Years Ended December 31,
                                                                                    2003                2002
-------------------------------------------------------------------------------------------------------------------



Operating activities:
   Net (loss)/income                                                            $   (1,340,300)    $      1,009,490
   Adjustments to reconcile net (loss)/income to
     net cash provided by operating activities:
       Depreciation                                                                   3,360,600           2,851,860
       Deferred taxes                                                                 (978,390)             406,740
       Change in operating assets and liabilities:
         Accounts receivable                                                            440,940         (1,204,770)
         Prepaid expenses and other                                                   (216,930)             168,730
         Accounts payable and accrued expenses                                         (45,260)         (1,112,480)
         Accrued interest on notes payable                                             (75,160)             211,740
         Maintenance reserves and accrued costs                                       2,964,560             562,350
         Security deposits                                                            (822,900)             536,680
         Prepaid rent                                                                    12,730            (27,160)
                                                                                ---------------    ----------------
Net cash provided by operating activities                                             3,299,890           3,403,180

Investing activities:
   Payments received on note receivable                                                  17,600              50,970
   Purchase of aircraft and aircraft engines                                           (10,010)        (11,826,520)
                                                                                ---------------    ----------------
Net cash provided/(used) by investing activities                                          7,590        (11,775,550)

Financing activities:
   Issuance of notes payable                                                                  -          16,480,000
   Repayment of notes payable                                                       (2,654,850)         (8,978,650)
                                                                                ---------------    ----------------
Net cash (used)/provided by financing activities                                    (2,654,850)           7,501,350

Net increase/(decrease) in cash and cash equivalents                                    652,630           (871,020)

Cash and cash equivalents, beginning of period                                        8,796,000           9,667,020
                                                                                ---------------    ----------------

Cash and cash equivalents, end of period                                        $     9,448,630    $      8,796,000
                                                                                ===============    ================

During the years ended December 31, 2003 and 2002, the Company paid interest totaling $1,969,950 and $1,662,070, respectively, and income taxes totaling
$181,530 and $10,000, respectively.


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       Organization and Summary of Significant Accounting Policies

(a)      Basis of Presentation

         AeroCentury Corp. ("AeroCentury"), a Delaware corporation, uses leveraged financing to acquire leased aircraft assets. The Company purchases used regional aircraft on lease to foreign and domestic regional carriers. Financial information for AeroCentury and its two wholly-owned subsidiaries, AeroCentury Investments LLC ("AeroCentury LLC") and AeroCentury Investments II LLC ("AeroCentury II LLC") (collectively, the "Company"), is presented on a consolidated basis. All intercompany balances and transactions have been eliminated in consolidation.

(b)      Capitalization

         In 1998, in connection with the adoption of a stockholder rights plan, the Company filed a Certificate of Designation, setting forth the rights, preferences and privileges of a new Series A Preferred Stock. Pursuant to the plan, the Company issued rights to its stockholders, giving each stockholder the right to purchase one one-hundredth of a share of Series A Preferred Stock for each share of Common Stock held by the stockholder. Such rights are exercisable only under certain circumstances concerning a proposed acquisition or merger of the Company.

         As discussed above, AeroCentury is the sole member and manager of AeroCentury LLC and AeroCentury II LLC.

(c)      Cash and Cash Equivalents/Deposits

         The Company considers highly liquid investments readily convertible into known amounts of cash, with original maturities of 90 days or less, as cash equivalents. Because the Company's leases do not restrict the Company's use of such amounts, cash previously reported as deposits, representing cash balances held related to maintenance reserves and security deposits, has been reclassified to free cash. The Company records a matching liability for all such amounts. At December 31, 2003, the Company held security deposits of $1,431,550, refundable maintenance reserves received from lessees of $387,630 and non-refundable maintenance reserves of $6,137,680.

         The Company's leases are typically structured so that if any event of default occurs under a lease, the Company may apply all or a portion of the lessee's security deposit to cure such default. If such application of the security deposit is made, the lessee typically is required to replenish and maintain the full amount of the deposit during the remaining term of the lease. All of the security deposits currently held by the Company are refundable to the lessee at the end of the lease, upon satisfaction of all lease terms.

         Maintenance reserves which are refundable to the lessee at the end of the lease may be retained by the Company if such amounts are necessary to meet the return conditions specified in the lease and, in some cases, to satisfy any other payments due under the lease.

         Non-refundable maintenance reserves held by the Company are accounted for as a liability until the aircraft has been returned at the end of the lease, at which time the Company evaluates the adequacy of the remaining reserves in light of maintenance to be performed as a result of hours flown. At that time, any excess is recorded as income. When an aircraft is sold, any excess non-refundable maintenance reserves are recorded as income.

1.       Organization and Summary of Significant Accounting Policies (continued)

(d)      Aircraft and Aircraft Engines On Operating Leases

         The Company's interests in aircraft and aircraft engines are recorded at cost, which includes acquisition costs. Depreciation is computed using the straight-line method over the aircraft's estimated economic life (generally assumed to be twelve years from the date of acquisition), to an estimated residual value based on appraisal.

(e)      Impairment of Long-lived Assets

         The Company periodically reviews its portfolio of assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Such review necessitates estimates of current market values, residual values and component values. The estimates are based on currently available market data and are subject to fluctuation from time to time. The Company initiates its review periodically, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the expected future undiscounted cash flows (without interest charges) that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Significant management judgment is required in the forecasting of future operating results which are used in the preparation of projected undiscounted cash flows and should different conditions prevail, material write downs may occur.

(f)      Loan Commitment and Related Fees

         To the extent that the Company is required to pay loan commitment fees and legal fees in order to secure debt, such fees are amortized over the life of the related loan.

(g)      Maintenance Reserves and Accrued Costs

         Maintenance costs under the Company's triple net leases are generally the responsibility of the lessees. Maintenance reserves and accrued costs in the accompanying balance sheet include refundable and non-refundable maintenance payments received from lessees. The Company periodically reviews maintenance reserves for adequacy in light of the number of hours flown, airworthiness directives issued by the manufacturer or government authority, and the return conditions specified in the lease, as well as the condition of the aircraft upon return or inspection. As a result of such review, when it is probable that the Company has incurred costs for maintenance in excess of amounts received from lessees, the Company accrues its share of costs for work to be performed as a result of hours flown. At December 31, 2003, the Company had accrued maintenance costs, in excess of reserve amounts received under the leases, of approximately $1,676,000 related to several of its aircraft.

(h)      Income Taxes

         The Company follows the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

1.       Organization and Summary of Significant Accounting Policies (continued)

(i)      Revenue Recognition

         Revenue from leasing of aircraft assets is recognized as operating lease revenue on a straight-line basis over the terms of the applicable lease agreements. If the Company deems a portion of operating lease revenue as potentially uncollectible, the Company records an allowance for doubtful accounts.

(j)      Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The most significant estimates with regard to these financial statements are the residual values of the aircraft, the useful lives of the aircraft, the amount and timing of cash flow associated with each aircraft that are used to evaluate impairment, if any, accrued maintenance costs in excess of amounts received from lessees, and the amounts recorded as bad debt allowances.

(k)      Comprehensive Income

         The Company does not have any comprehensive income other than the revenue and expense items included in the consolidated statements of income. As a result, comprehensive income equals net income for the years ended December 31, 2003 and 2002.

(l)      Recent Accounting Pronouncements

         In November 2002, the Financial Accounting Standards Board issued SFAS Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 is effective for guarantees issued or modified after December 31, 2002. The Company had one guarantee, which was issued prior to December 31, 2002. During the second quarter of 2003, the Company recorded a liability for the maximum obligation it had assumed under this guarantee and wrote off the related receivable. During the fourth quarter of 2003, the vendor waived the amount due, and the Company reversed its accrual (See Note 7).

         In January 2003, the FASB issued interpretation FIN No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which was subsequently revised in December 2003 ("FIN 46R"). FIN 46R requires a variable interest entity to be consolidated by a company if that company is the primary beneficiary of the entity. A company is a primary beneficiary if it is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46R also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46R was applicable immediately to variable interest entities created after January 31, 2003, and will be effective for all other existing entities in financial statements for periods ending after December 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. The Company has no material interest in any variable interest entity, and does not expect the full adoption of FIN 46R to have an impact on the Company's consolidated financial condition or results of operations.

1.       Organization and Summary of Significant Accounting Policies (continued)

(l)      Recent Accounting Pronouncements (continued)

         SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, was effective for exit or disposal activities that were initiated after December 31, 2002. SFAS 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that meets the criteria of EITF No. 94-3 prior to the adoption of SFAS 146. The effect of adoption of SFAS 146 will change, on a prospective basis, the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred. The adoption of this pronouncement had no effect on the Company's financial statements.

         SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities, addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or an asset in some circumstances) and equity. SFAS 150 requirements apply to issuers classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. It requires that all instruments with characteristics of both liabilities and equity be classified as a liability and remeasured at fair value on each reporting date. SFAS 150 was effective immediately for all financial instruments entered into or modified after May 31, 2003, and for the first interim period beginning after June 15, 2003 for all other instruments. The adoption of SFAS 150 had no impact on the Company's financial statements.

(m)      Reclassifications

         Certain amounts in the accompanying 2002 consolidated financial statements have been reclassified in order to conform to the presentation of the 2003 consolidated financial statements.

2.       Aircraft and Aircraft Engines On Operating Leases

         At December 31, 2003, the Company owned five deHavilland DHC-8s, two deHavilland DHC-7s, three deHavilland DHC-6s, one Fairchild Metro III, two Shorts SD 3-60s, six Fokker 50s, two Saab 340As and 26 turboprop engines. The Company did not acquire or sell any aircraft during 2003.


         In May 2003, the Company signed a term sheet for the acquisition of four Fokker 50 aircraft, which are currently leased to one of the Company's customers. Although financing for the acquisition was delayed due to the default and early return of three aircraft by one of the Company's lessees, the Company now has available borrowing capacity on its revolving credit facility. The Company is in the process of negotiating final lease terms and anticipates completing the acquisition in the first quarter of 2004.

         At December 31, 2003, three of the Company's aircraft and two of its turboprop engines were off-lease. As discussed in Note 9, one of the Company's Shorts SD 3-60 aircraft has been re-leased to a new customer. The Company is seeking re-lease or sale opportunities for the two remaining off-lease aircraft.

2.       Aircraft and Aircraft Engines On Operating Leases (continued)

         In April 2003, the Company and the lessee for three of the Company's aircraft signed lease amendments, which cured the lessee's default for rent and reserves due for the Company's two deHavilland DHC-7 aircraft. The amendments provided for deferral of the overdue rent and reserves and for payment of such amounts in installments. The Company and the lessee also agreed to terminate the lease for the third aircraft, a Shorts SD 3-60. All rent and reserves due for the Shorts SD 3-60 aircraft were paid by the lessee in April 2003 and the Company accepted the aircraft in the third quarter of 2003, upon completion of the pre-return inspection. In July 2003, the Company declared an event of default under the leases for the two deHavilland DHC-7 aircraft because the lessee had failed to pay non-deferred amounts due in June 2003. As a result, at June 30, 2003, the Company recorded a bad debt expense of $649,910 for all rent and maintenance reserves owed for the two deHavilland DHC-7 aircraft. During the second quarter, the Company also expensed $33,240 in legal fees, which would have been amortized over the remaining lease term. In addition, the Company accrued $1,493,560 of maintenance expense for work to bring all three aircraft to the return conditions under the leases, $100,000 of which was reversed in the fourth quarter, based on revised cost estimates.

         During the third quarter of 2003, the two DHC-7 aircraft were returned to the Company and a settlement agreement was reached with the lessee in the amount of $500,000. The lessee paid $20,000 to the Company at the time of the settlement and signed a note in the amount of $480,000. The Company recorded an allowance for the full amount of the note and is recording income as note payments are received. The Company has entered into an agreement with a third party, who assisted the Company in the protection, management and recovery of the Company's assets from the lessee, which provides that the third party receives 40% of all amounts collected under the note.

         The lease for one of the Company's Fokker 50 aircraft expired in September 2002, but the lessee was obligated by the lease to continue to pay rent until certain return conditions were met. The Company and the lessee have agreed to certain terms and conditions regarding the return of the aircraft and the amounts owed by the lessee. Although the Company held a security deposit from this lessee, the amount of the deposit was not sufficient to pay the rent accrued through the return date and reimburse the Company for maintenance work which has been performed to meet the return conditions of the lease. The lessee has agreed to deliver a note in 2004, with a principal amount equal to the rent and maintenance in excess of the security deposit. The required maintenance has been performed and the Company has determined that the amount of the note will be approximately $600,000. The Company has recorded a $250,000 allowance against the estimated amount receivable and believes that such allowance is adequate to cover any shortfall in payment under the note. The Company expects that the note will be signed in the first half of 2004. In September 2003, the aircraft was delivered to a new lessee on a 37-month term, with options to extend for three additional one-year periods.

3.       Operating Segments

         The Company operates in one business segment, leasing of regional aircraft to regional airlines, primarily foreign, and therefore does not present separate segment information for lines of business.

         Approximately 11% and 21% of the Company's operating lease revenue was derived from lessees domiciled in the United States during 2003 and 2002, respectively. All revenues relating to aircraft leased and operated internationally are denominated and payable in U.S. dollars.

         The tables below set forth geographic information about the Company's operating leased aircraft equipment, grouped by domicile of the lessee:


                                                                                 Operating Lease Revenue for the
                                                                                    Years Ended December 31,
                                                                                      2003              2002
                                                                                      ----              ----


              Asia                                                           $      3,094,620    $       931,300
              Europe and United Kingdom                                             2,331,360          3,465,160
              Caribbean                                                             1,250,670          1,563,500
              United States and Canada                                              1,082,220          1,809,160
              South America                                                         1,005,170            922,320
                                                                             ----------------    ---------------
                                                                             $      8,764,040    $     8,691,440
                                                                             ================    ===============

                         Net Book Value at December 31,
                                                                                      2003              2002
                                                                                      ----              ----

              Asia                                                           $     22,393,990    $    18,185,860
              Caribbean                                                            15,265,420         11,826,550
              Europe and United Kingdom                                            15,121,890         16,095,620
              South America                                                         4,759,320         10,443,360
              United States and Canada                                              4,610,800          8,950,620
                                                                             ----------------    ---------------
                                                                             $     62,151,420    $    65,502,010
                                                                             ================    ===============

         For the year ended December 31, 2003, the Company had two significant customers, which accounted for 22% and 11%, respectively, of lease revenue. For the year ended December 31, 2002, the Company had three significant customers, which accounted for 11%, 11% and 10%, respectively, of lease revenue.

         As of December 31, 2003, minimum future operating lease revenue payments receivable under noncancelable leases were as follows:

              Year
              2004                                                           $      6,106,490
              2005                                                                  4,147,490
              2006                                                                    980,000
              2007                                                                    376,120
              2008                                                                          -
                                                                             ----------------
                                                                             $     11,610,100
                                                                             ================


4.       Concentration of Credit Risk

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits and receivables. The Company places its deposits with financial institutions and other creditworthy issuers and limits the amount of credit exposure to any one party.

5.       Notes Payable and Accrued Interest

(a)      Credit facility

         The Company's credit facility, originally set to expire on June 28, 2003, bore interest through March 30, 2002, at the Company's option, at either
(i) prime or (ii) LIBOR plus a margin of 200 to 250 basis points depending on certain financial ratios. The Company's assets, excluding those of AeroCentury LLC and AeroCentury II LLC, serve as collateral under the facility. On March 7, 2002, the Company and its lenders agreed to modify certain financial covenants contained in the loan agreement permitting certain assets with short-term leases to remain in the collateral base. The changes, originally in effect through December 31, 2002, were extended through February 28, 2003. In return for granting such changes, the Company's lenders increased the margin on the interest rates chosen by the Company from a floating margin to a fixed margin of 275 basis points, effective March 31, 2002. On March 1, 2003, the margin returned to its original floating rate.

         In June 2003, the Company reached an agreement with its lenders to accommodate the departure of one of the participating lenders that had decided it no longer wished to participate in aviation finance, and to extend the maturity date of its credit facility from June 28, 2003 until August 28, 2003. The Company made a repayment of $800,000 to reduce total outstanding indebtedness to $39,905,000, which was allocated between the two remaining participants. The credit limit was reduced from $50 million to $40 million for the remaining term. At the same time, the Company reached agreement with its lenders to amend its credit agreement to make certain revisions to financial covenants relating to net worth and debt coverage ratios and age of aircraft collateral. The amendment also provided for a fixed interest rate margin of 275 basis points.

         In August 2003, the Company reached agreement with its lenders to further extend the maturity date of its credit facility from August 28, 2003 to August 31, 2004 and to make additional revisions relating to a requirement for positive quarterly earnings, bank approval of new leases and a net worth ratio. In addition, the facility was changed to bear interest, at the Company's option, at either (i) prime plus a margin of 50 to 150 basis points or (ii) LIBOR plus a margin of 275 to 375 basis points. Both the prime and LIBOR margins are determined by certain financial ratios.

         In January 2004, a new bank was added to the Company's credit facility participant group. The new participant has agreed to finance $10 million and, therefore, the Company's credit facility limit has been returned to $50 million.

         In accordance with the agreement for the credit facility, the Company must maintain compliance with certain financial covenants. As a result of the substantial net loss incurred during the second quarter of 2003, the Company was out of compliance with a financial ratio covenant on June 30, 2003. The Company obtained a waiver from its banks regarding that covenant for the quarter ended June 30, 2003. As of December 31, 2003, the Company was in compliance with all covenants, $39,155,000 was outstanding under the credit facility, and interest of $153,830 was accrued.

5.       Notes Payable and Accrued Interest (continued)

(a)      Credit facility (continued)

         The Company's longer term viability will depend upon its ability to continue renewing the revolving credit facility at its expiration with the existing or replacement lenders, or to refinance the revolving credit facility using equity or alternative debt financing. There is no assurance that the Company will be able to achieve either alternative prior to the currently scheduled expiration of the credit line on August 31, 2004.

       If the Company is not able to renew the credit facility for the full outstanding amount, and cannot find suitable alternative financing, it may be required to make a principal repayment of the outstanding balance, or that portion of the balance for which replacement financing is not obtained. The Company does not have sufficient cash reserves to make a repayment of a significant portion of the outstanding credit facility indebtedness and would be forced to sell assets in order to raise funds to make such repayment. Such sales would likely not be on favorable terms to the Company as the full market value of the assets sold may not be realized by the Company in order to expedite the consummation of the sales.

         Even if the Company is able to successfully sell a portion of its assets and use the proceeds to repay the credit line facility, if a renewed or replacement facility is not obtained, the Company's future ability to acquire assets would be significantly impaired, as the credit facility is the Company's primary means of financing acquisitions and no other sources of acquisition financing are immediately available. Thus the renewal or replacement of the Company's credit line facility in an amount equal or greater than the current $50 million limit will be critical to the Company's asset and revenue growth.

(b)      Special purpose financing

         In November 1999, the Company acquired two aircraft using cash and bank financing separate from its credit facility. During 2002, the Company used funds from its credit facility to repay the outstanding bank financing related to the two aircraft.

         A similar stand-alone financing for the acquisition of a deHavilland DHC-8 aircraft was concluded in September 2000, resulting in a note obligation in the amount of $3,575,000, due April 18, 2003, which bore fixed interest at 8.36% through maturity. The note was collateralized by this aircraft and was non-recourse to the Company. Payments due under the note consisted of monthly principal and interest and a balloon principal payment due on the maturity date. The lease for the deHavilland aircraft was originally set to expire on April 15, 2003. In March 2003, the Company and the lessee agreed to a short-term extension of the lease through November 15, 2003, with periodic options to terminate. At the same time, the lender agreed to extend the financing through March 19, 2006, pending the extension of the lease, with borrower prepayment options at June 30, 2003 and November 30, 2003. During the third quarter of 2003, the Company and the lessee agreed to extend the lease through April 15, 2006, with an option to terminate it in July 2004, and the lender extended the financing. During the term of the extension, payments due under the note consist of monthly principal and interest at the rate of one-month LIBOR plus 3%, with a balloon payment at maturity. The financing also provides for a six month remarketing period at the expiration or earlier termination of the lease. Payments due on the financing are reduced during this remarketing period and the balloon principal payment is due at the end of the six month period. The balance of the note payable at December 31, 2003 was $2,180,600 and interest of $3,770 was accrued. As of December 31, 2003, the Company was in compliance with all covenants of this note obligation.

6.       Income Taxes

         The items comprising income tax (benefit)/expense are as follows:


                                                                               For the Years Ended December 31,
                                                                                    2003                2002
                                                                                    ----                ----


         Current tax provision/(benefit):
              Federal                                                        $        171,700    $      (17,020)
              State                                                                    11,320             11,380
              Foreign                                                                      -              72,120
                                                                             ---------------     ---------------
              Current tax provision/(benefit)                                         183,020             66,480
                                                                             ----------------    ---------------

         Deferred tax provision/(benefit):
              Federal                                                               (900,770)            435,600
              State                                                                  (77,620)           (28,860)
                                                                             ----------------    ---------------
              Deferred tax provision/(benefit)                                      (978,390)            406,740
                                                                             ----------------    ---------------
         Total provision/(benefit) for income taxes                          $      (795,370)    $       473,220
                                                                             ================    ===============

         Total income tax expense/(benefit) differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below:
                                                                               For the Years Ended December 31,
                                                                                    2003                2002
                                                                                    ----                ----
         Income tax expense/(benefit) at statutory federal income tax rate   $      (726,130)    $       504,120
         State tax expense/(benefit), net of federal benefit                          (8,840)             10,520
         Tax refunds                                                                        -           (19,560)
         Tax rate differences                                                        (60,400)           (21,860)
                                                                             ----------------    ---------------
         Total income tax expense/(benefit)                                  $      (795,370)    $       473,220
                                                                             ================    ===============

         Temporary differences and carryforwards that gave rise to a significant portion of deferred tax assets and liabilities as of December 31, 2003 are as follows:

         Deferred tax assets:
              Bad debt allowance                                             $        242,140
              Deferred maintenance                                                    603,740
              Maintenance reserves                                                  2,193,390
              Prepaid rent and other                                                   68,870
                                                                             ----------------
                  Deferred tax assets                                               3,108,140
         Deferred tax liabilities:
              Depreciation on aircraft and aircraft engines                       (5,625,670)
              Unearned income                                                        (61,710)
              Other                                                                 (205,210)
                                                                             ----------------
                  Net deferred tax liabilities                               $    (2,784,450)
                                                                             ================

         No valuation allowance is deemed necessary, as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the balance sheet.


7.       Commitments and Contingencies

         In connection with the re-lease of two of the Company's aircraft, the Company guaranteed, up to a maximum amount of $150,000, the lessee's payments under a contract with a third party vendor for spare parts. The guaranty agreement provided for the lessee to reimburse the Company for any payments made under the guaranty, upon demand by the Company. As discussed in Note 2, the Company declared the lessee in default of its payment obligations under its leases during the third quarter of 2003. In anticipation that the Company may eventually have been obligated to pay the entire amount of its guaranty obligation to the vendor, the Company recorded a payable to the vendor of $150,000 at June 30, 2003. At the same time, it recorded a $150,000 receivable for lessee reimbursement obligations and wrote off the full amount as bad debt expense. During the fourth quarter of 2003, the vendor waived the amount due, and the Company reversed the $150,000.

8.       Related Party Transactions

         Since the Company has no employees, the Company's portfolio of leased aircraft assets is managed and administered under the terms of a management agreement with JetFleet Management Corp. ("JMC"), which is an integrated aircraft management, marketing and financing business and a subsidiary of JetFleet Holding Corp. ("JHC"). Certain officers of the Company are also officers of JHC and JMC and hold significant ownership positions in both JHC and the Company. Under the management agreement, JMC receives a monthly management fee based on the net asset value of the assets under management. JMC may also receive an acquisition fee for locating assets for the Company, provided that the aggregate purchase price, including chargeable acquisition costs and any acquisition fee does not exceed the fair market value of the asset based on appraisal, and a remarketing fee in connection with the sale or re-lease of the Company's assets. The management fees, acquisition fees and remarketing fees may not exceed the customary and usual fees that would be paid to an unaffiliated party for such services. The Company recorded management fees of $1,909,850 and $1,725,330 during the years ended December 31, 2003 and 2002, respectively. Because the Company did not acquire any aircraft during 2003, no acquisition fees were paid to JMC for this period. During the year ended December 31, 2002, the Company paid a total of $325,500 in acquisition fees, which are included in the capitalized cost of the aircraft acquired. No remarketing fees were accrued to JMC during 2003 or 2002.

9.       Subsequent Events

         The leases for two of the Company's Fokker 50 aircraft have been extended on a series of short-term extensions through March 31, 2004. The Company and the customer are currently discussing a long-term extension of both leases.

         In the first quarter of 2004, the lease for the Company's Fairchild Metro III aircraft was extended for one year, through April 3, 2005.

         In the first quarter of 2004, one of the Company's Shorts SD 3-60 aircraft was re-leased to a new customer for a term of 36 months.

         In March 2004, the lessee for one of the Company's deHavilland DHC-6 aircraft notified the Company that the lessee intends to extend the lease for two additional years, through April 30, 2006.

         In March 2004, the lessee for the Company's deHavilland DHC-8 financed in a special purpose subsidiary notified the Company that the lessee will not exercise its early termination option and, therefore, the lease will continue through April 15, 2006.

Report of Independent Auditors

To the Stockholders of AeroCentury Corp.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of AeroCentury Corp. and subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP


San Francisco, California
January 21, 2004

CORPORATE INFORMATION

Officers and Directors
Neal D. Crispin
President and Chairman of the Board

Marc J. Anderson
Director, Chief Operating Officer, and Senior Vice
President

Toni M. Perazzo
Director, Secretary and
Senior Vice President - Finance

Christopher B. Tigno
General Counsel

Maurice J. Averay
Director and
Aircraft Consultant

Thomas W. Orr
Director and
Accounting Consultant

Evan M. Wallach
Director and
Managing Director, Fixed Income Institutional Sales
Piper Jaffray LLC

Transfer Agent and Registrar
Continental Stock Transfer and Trust Company
17 Battery Place, 8th Floor
New York, NY 10004

Legal Counsel
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304-1018

Independent Public Accountants
PricewaterhouseCoopers LLP
333 Market Street
San Francisco, CA 94105

Corporate Headquarters
AeroCentury Corp.
1440 Chapin Ave., Suite 310
Burlingame, CA 94010

Annual Meeting
The Annual Meeting of Stockholders will be held at The Hiller Aviation Museum 601 SkyWay Road San Carlos, CA, on April 29, 2004 at 5:30 P.M.

Form 10-K
The Company's Annual Report on Form 10-K for 2003 may be obtained by writing:
AeroCentury Corp.
1440 Chapin Ave., Suite 310
Burlingame, CA 94010

Stock Price and Shareholder Data
The Company's common stock is traded on the AMEX national market system under the symbol ACY.

back cover
[graphics omitted]

AeroCentury Corp.

1440 Chapin Ave., Suite 310
Burlingame, CA   94010
650-340-1888
Fax: 650-696-3929
www.aerocentury.com